UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)
 __________________________________________
CREATIVE MEDIA & COMMUNITY TRUST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

125525584
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2024
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525584

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 122,628
		8.	Shared Voting Power 12,108,642 (1)
		9.	Sole Dispositive Power 122,628
		10.	Shared Dispositive Power 12,108,642 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,231,270 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 21 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 12,154,062 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 12,154,062 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,154,062 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 21 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 12,154,062 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 12,154,062 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,154,062 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 21 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Urban Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 473,033
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 473,033
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Real Assets & Credit Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 388,344
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 388,344
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,344
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.47%
14.	Type of Reporting Person (See Instructions) IV

CUSIP No. 125525584

1.	Names of Reporting Persons CIM CMCT MLP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 9,168,916
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 9,168,916
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,168,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Capital Real Property Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 2,078,349
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 2,078,349
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) OO

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company, and relates to the common stock, par value $0.001 per share (the “Common Shares”) of Creative Media & Community Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”), Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), Amendment No. 10, dated November 13, 2019 (“Amendment No. 10”), Amendment No. 11, dated April 10, 2020 (“Amendment No. 11”), Amendment No. 12, dated June 1, 2021 (“Amendment No. 12”), Amendment No. 13, dated June 22, 2021 (“Amendment No. 13”), Amendment No. 14, dated June 29, 2021 (“Amendment No. 14”), Amendment No. 15, dated September 8, 2021 (“Amendment No. 15”), Amendment No. 16, dated September 20, 2021 (“Amendment No. 16”), Amendment No. 17, dated October 8, 2021, Amendment No. 18, dated January 10, 2022 (“Amendment No. 18”), Amendment No. 19, dated May 9, 2023 (“Amendment No. 19”) and Amendment No. 20, dated May 22, 2023 (“Amendment No. 20” and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19 and Amendment 20, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 5956 Sherry Lane, Suite 700, Dallas, Texas 75225.
Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 21 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.
Item 2. Identity and Background
Item 2 of the Schedule 13D Filing is hereby supplemented by adding the following immediately after the last paragraph thereof:
CIM Capital Real Property Management, LLC (“CIM CRPM”) is a Delaware limited liability company. CIM CRPM is a real property manager and wholly owned subsidiary of CIM Capital, LLC. The address of the principal office of CIM CRPM is 4700 Wilshire Boulevard, Los Angeles, California 90010. During the last five years, CIM RACR has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, CIM CRPM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in CIM CRPM being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D Filing is hereby amended and restated by adding the following immediately after the last paragraph thereof:
On September 25, 2024, the Issuer issued to CIM CRPM 2,078,349 shares of Common Stock in respect of redemptions of Series A1 Preferred Stock, par value $0.001 per share (the “Series A1 Preferred Stock”), based on the VWAP of the Common Stock for the 20 Trading Days immediately preceding September 23, 2024 (with each such term as defined in the Issuer’s charter).
Item 5. Interest in Securities of the Issuer
Items 5(a), (b) and (c) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:
(a) CIM CMCT MLP directly owns 9,168,916 Common Shares, or approximately 11.0% of the outstanding Common Shares. CIM Urban Sponsor, LLC (“CIM Urban Sponsor”) directly owns 473,033 Common Shares, or approximately 0.6% of the outstanding Common Shares. CIM Real Assets & Credit Fund (“CIM RACR”) directly owns 388,344 Common Shares, or approximately 0.5% of the outstanding Common Shares. CIM Capital Real

Property Management, LLC (“CIM CRPM”) directly owns 2,078,349 Common Shares, or approximately 2.5% of the outstanding Common Shares.
Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 12,108,642 Common Shares beneficially owned by CIM CMCT MLP, CIM Urban Sponsor, CIM RACR and CIM CRPM described above (collectively, the “Affiliate Shares”) as a result of their status as control persons of CIM Group, as described in Item 2 of the Schedule 13D Filing.
In addition to the Affiliate Shares, Mr. Ressler is the indirect beneficial owner of 122,628 Common Shares through the holdings of a subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. As a result, Mr. Ressler may be deemed to beneficially own 12,231,270 Common Shares, representing approximately 14.7% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Shemesh is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. As a result, Mr. Shemesh may be deemed to beneficially own 12,154,062 Common Shares, representing approximately 14.6% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Kuba is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor. As a result, Mr. Kuba may be deemed to beneficially own 12,154,062 Common Shares, representing approximately 14.6% of the outstanding Common Shares.
Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 21 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
The information set forth in this Amendment No. 21 sets forth the beneficial ownership of the Reporting Persons as of September 25, 2024, and assumes there are 83,421,385 Common Shares outstanding as of such date.
(b) Mr. Ressler has the sole power to vote and dispose of 122,628 Common Shares and the shared power to vote and dispose of 12,108,642 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 12,154,062 Common Shares. CIM CMCT MLP has the sole power to vote and dispose of 9,168,916 Common Shares. CIM Urban Sponsor has the sole power to vote and dispose of 473,033 Common Shares. CIM RACR has the sole power to vote and dispose of 388,344 Common Shares. CIM CRPM has the sole power to vote and dispose of 2,078,349 Common Shares.
(c) On September 25, 2024, the Issuer issued to CIM CRPM 2,078,349 shares of Common Shares in respect of redemptions of Series A1 Preferred Stock based on the VWAP of the Common Stock for the 20 Trading Days immediately preceding September 23, 2024 (with each such term as defined in the Issuer’s charter) as follows:

Date	Price per Common Share (1)	Number of Shares
September 25, 2024	$1.9750	2,078,349
______________________
(1)The VWAP of the Common Stock for the 20 Trading Days immediately preceding the applicable redemption date, which was used to determine the number of shares of Common Stock issued in connection with the redemption, was $1.9750 (with each such term as defined in the issuer’s charter).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2024

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM URBAN SPONSOR, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM REAL ASSETS & CREDIT FUND

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer

CIM CMCT MLP, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President

CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President